Filed by CF Industries Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CF Industries Holdings, Inc.; OCI N.V.

SEC File No.: 001-32597

Date: August 6, 2015

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information

New CF will file with the SEC a registration statement on Form S-4 that will include the proxy statement of CF Industries and the shareholders circular of OCI that also constitute prospectuses of New CF. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE SHAREHOLDERS CIRCULAR/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed with the SEC by New CF and CF Industries through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the proxy statement/prospectus, the shareholders circular and other documents filed by CF Industries and New CF with the SEC by contacting CF Industries Investor Relations at: CF Industries Holdings, Inc., c/o Corporate Communications, 4 Parkway North, Suite 400, Deerfield, Illinois 60015 or by calling (847) 405-2542.

Participants in the Solicitation

CF Industries and its directors and executive officers and OCI and its executive directors and non-executive directors may be deemed to be participants in the solicitation of proxies from the stockholders of CF Industries in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of CF Industries in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the directors and executive officers of CF Industries is contained in CF Industries’ proxy statement for its 2015 annual meeting of stockholders, filed with the SEC on April 2, 2015, and CF Industries’ Current Report on Form 8-K filed with the SEC on June 25, 2015. Information about the executive directors and non-executive directors of OCI is contained in OCI’s annual report for the year ended December 31, 2014, available on OCI’s web site at www.oci.nl.

CF Industries Holdings, Inc.

August 6, 2015

8:30 am ET

Operator:

Good day, ladies and gentlemen, and welcome to the CF Industries Holdings’ Second Quarter 2015 Earnings and OCI Combination Conference Call. (Operator instructions.) I would now like to turn the presentation over to the host for today’s conference, Mr.  Dan Swenson, Treasurer. Sir, please proceed.

Dan Swenson:

Thank you. Good morning, and thanks for joining us on this call. I’m Dan Swenson, and I’m joined today by Tony Will, our President and Chief Executive Officer, Dennis Kelleher; our Senior Vice President and Chief Financial Officer; Bert Frost, our Senior Vice President of Sales, Distribution, and Market Development; and Chris Bohn, Senior Vice President of Supply Chain.

On this call, we will review CF’s agreement with OCI, as well as highlights from our second quarter 2015 earnings results. Along the way, we will be referring to several slides that are posted on our website. At the end of the call, we will host a question and answer session.

As you review the news releases posted on the Investor Relations section of our website at www.cfindustries.com, and as you listen to this conference call, please recognize that they contain forward-looking statements as defined by federal securities laws. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those detailed on slide two of our webcast presentations, and from time to time in the Company’s Securities and Exchange Commission filings. These forward-looking statements are made as of today, and the Company assumes no obligation to update any forward-looking statements.

With that, let me introduce Tony Will, our President and CEO.

Tony Will:

Thanks, Dan, and good morning, everyone. We are really excited to provide details on what is a transformational transaction with exceptional benefits to our shareholders, our employees, and especially our customers. Before we discuss the OCI combination, let me take a minute to review our results for the second quarter.

Last night, we reported strong results for the period, with a record-best safety incident rate, and EBITDA of $670 million. For the first half of 2015, our EBITDA was $1.2 billion, which is particularly strong performance, given the high level of global supply driven by exports from China. We’ve taken on some very advantageous hedge positions for a meaningful percentage of our gas needs for the remainder of this year, and calendar years 2016 and 2017. We have a terrific order book for the second half of this year, and we made good progress on our capacity expansion projects.

Given the extremely wet weather in Donaldsonville, the urea start-up has been delayed by a few weeks, but we expect to bring it online by the end of September or beginning October. We executed a number of strategic initiatives since our last call, including the divestiture of our interest in KeyTrade and the Houston ammonia terminal, and the acquisition of the remaining 50% of GrowHow. I want to extend an enthusiastic welcome to the 550 GrowHow employees who officially joined the CF team last Friday. We’re excited about the contributions they will make, and we’re well-positioned for continued strong results across the Company in the coming quarters.

Now, let’s talk about the transaction we just announced this morning. As you saw in our press release, we have reached an agreement with OCI which will transform CF, creating the largest publicly traded nitrogen company. We are combining CF with OCI’s European, North American, and global distribution businesses. The main operating assets include the facility in Geleen, Netherlands, a Greenfield nitrogen facility in Wever, Iowa, OCI’s 80% interest in an ammonia and methanol complex in Beaumont, Texas, a global distribution business in Dubai, United Arab Emirates, and a 45% stake in Nat (ph) Gasoline, a Greenfield methanol project located in Beaumont, Texas.

These businesses will complement and expand our best-in-class asset base and distribution network. Our customers and the farmers they serve will benefit from improved logistics, reduced shipping distances, and a more flexible supply of fertilizer products to better serve their needs. We expect to generate approximately $500 million of annual after-tax run rate synergies from the optimization of operations, capital, and corporate structure, which will benefit the combined Company’s shareholders. The transaction is expected to generate free cash flow accretion to CF shareholders in the mid to high teens versus an already very attractive standalone base case.

The OCI businesses will combined with CF in a new UK company. OCI shareholders will receive approximately 27.7% of the equity in the new UK parent, plus approximately $700 million of consideration in either cash or stock, at CF’s discretion, at the time of close. Additionally, the new UK company will purchase a 45% stake in OCI’s Natgasoline Greenfield methanol project for approximately $500 million, and we will have a call option on the remaining equity.

The new UK company will be led by the existing CF management team and maintain its operational headquarters in Deerfield, Illinois. As part of the transaction, the new company will assume approximately $2 billion of debt associated with the OCI businesses. Morgan Stanley and Goldman Sachs have provided a fully committed bridge facility to fund the cash needs upon close, and we are committed to maintain investment-grade credit ratings after the completion of the combination.

On a combined basis, we are creating a company with a premier global operating footprint in the industry, increasing our scale, scope, and ability to serve our customers. In North America, we will leverage our existing distribution network, reducing transportation costs and time delays getting product into the hands of our customers, the benefits of which will serve US farmers.

We will be adding one of Europe’s largest nitrogen facilities in Geleen, Netherlands to complement the two GrowHow facilities we recently acquired. We expect significant operational synergies through the combination of these businesses. We’re also excited to be adding CAN and melamine into our portfolio, as these products are in high demand. Through the existing Beaumont facility and the Greenfield Natgasoline project, once it becomes operational, we will become the largest methanol producer in North America.

I want to point you for a moment to slide seven. One of the most exciting aspects of this announcement is that both companies bring significant capacity expansion projects to the combination. The new company will have an unparalleled growth pipeline that will increase total production capacity by approximately 65% over the next 24 months.

As you see on slide eight, our expansion into methanol was a natural one, given our previous experience in that business. CF’s core capabilities in chemical production, storage, and shipping all apply equally well to methanol as they do to nitrogen. In fact, we produce methanol at Woodward, and previously owned the Beaumont facility.

Methanol and ammonia both rely on natural gas as the key raw material feedstock for their production on much of the world. Anthracite-based coal production in China is the high-cost producer that sets the price floor for both products, giving North American gas-based producers a sustainable cost advantage. With the additional methanol production, CF will join a group of over 15 producers of ammonia across the global that also produce significant volumes of methanol.

I want to call your attention to slide 10 for a moment. CF has a track record of dramatically outperforming our peers and the broader market in creating value for shareholders. Since our IPO 10 years ago, we have a total shareholder return approaching 1,900%, one of the top 10 performing companies in the entire S&P 500 over that period of time. The combination we are announcing this morning sets the stage for the next 10 years.

Turning to slide 11, this is a view of our business that we have shared in the past. The biggest difference is in the sheer scale and cash-generating capability of the Company we are creating. We expect that on a cumulative basis, from closing the transaction through the end of 2019, we will generate approximately between $8 billion and $9 billion of unallocated cash available to continue driving shareholder returns. Our commitment to the capital allocation principles, which have guided us well over the past years, remains unchanged.

The stock structure of this deal allows both sets of shareholders to benefit from the significant value creation in this transaction. As I mentioned earlier, we estimate approximately $500 million of annual after-tax run rate synergies from the optimization of operations, capital, and corporate structure. We view this as a straightforward integration of well-matched assets in both North America and Europe. The CF management team has proven its capabilities in executing integration in the past, with the Terra deal.

The new CF will have an enterprise value of over $30 billion once all the new capacity comes online and the synergy have been fully capitalized. With this announcement, we are creating the world’s premier fertilizer company. To wrap up, I’m excited by the tremendous benefits that this transaction will deliver to our shareholders, employees, and most importantly, our customers in the American farmer.

Before we jump into Q&A, I want to recognize a few of the very weary-looking people around the table with me today, many of which have been going without sleep for days, but without whom this transaction would not have occurred.

First, I want to thank Nassef Sawiris and his entire team at OCI. They are terrific to work with, and I look forward to welcoming Nassef as our largest shareholder in the future. Want to thank Brian Dewey and Rich Witzel and the entire team at Skadden, Rich Robinson and his group at Morgan Stanley, John Vaske and the entire team at Goldman Sachs, and especially my team - Doug, Dennis, Adam, Rich, Gene, Dan, Terry, and a host of others.

But, what really keeps us going is the folks that run the business day in and day out - Bert, Chris, Phil, and Wendy. Thank you for all of you efforts. We also look forward to whelming to our board in the future Alan Heuberger, who is currently with the Bill and Melinda Gates Investments, and Greg Heckman, formerly the CEO of Gavilon.

With that, I will now open the call to questions.

Operator:	(Operator instructions.) Chris Parkinson, Credit Suisse.

Chris Parkinson:

Perfect, thank you. So, just very quickly, OCI clearly has a vast array of distribution assets globally. Can you comment a little more on how these assets will augment your existing production and growth initiatives, specifically from D-ville? And then any comments there, particularly on the FITCO JV, would be greatly appreciated.

Tony Will:

Yeah, Chris, thanks for the question. So, as we’ve talked about before, D-ville is ideally situated to be able to export at those periods of time when there’s attractive margin opportunities by exporting product. The fact that OCI has a really well-established distribution system and capability, particularly in regions, as you mentioned, like FITCO in Brazil, that are in nitrogen-deficit areas that need to import products, matches up extremely well with our ability to export at those times. So, we view this as a hand-in-glove kind of synergistic opportunity.

Chris Parkinson:

Perfect. And just comment — it’s kind of a corollary of that question, but you’ve been fairly successful managing the UA imbalance in the US, but can you just comment a little bit more on how you see this evolving once Wever is online? And then also can you parallel this theme about how you view the CAN market in Europe as well, please?

Tony Will:

Yeah. So, Chris, I’ll start off, and then I’ll ask Bert to comment as well. But, look, even after all the capacity that’s being contemplated in North America comes online, the US is still going to be importing about 25% of our total nitrogen requirements, and still importing well over a million tons of UAN. So, the market needs all of the product, and in fact UAN is the highest growth product within North America in terms of usage. It’s got a lot of benefits to farmers, and there’s not any kind of problem associated with managing UAN. It’s a product that’s desperately needed, and we’re there to serve farmers. Very good. Bert, did you want to—?

Bert Frost:

—No, I agree. I think what this allows us to do is to have additional source points to fit into our existing system, to logistically serve our customers in a more efficient way than we do today. So, we’re excited about the additional capacity that will come on, and also to help our retail customers and wholesale customers, as Tony mentioned. We will still be an import market, but by putting this together with our system, you’re allowing that end of the value chain to not have to import, taking on possibly a $10 million position that has to come in a ship and has a 60-day voyage from purchase to delivery. With this additional capacity coming online integrated into our system, those customers can then buy smaller lots, be more efficient with their capital, and then they can serve the farmer. We do not sell to the farmer. We sell to the retail and the wholesale unit system, so we believe this will be advantageous.

Regarding CAN in Europe, it’s a great product. CAN and UAN are used in a different way than we do in the United States for agriculture, different type of agricultural system. But, CAN has been a growth product in a number of different areas, as well as some other treatment areas, so I think it’ll be a good addition to our platform.

Chris Parkinson:	Perfect. Thank you very much.

Dan Swenson:	Thanks, Chris.

Operator:	Vincent Andrews, Morgan Stanley.

Vincent Andrews:

Thank you, and congratulations to everyone. Quick question on the synergies. Can you sort of — I know it says that you get the full run rate by 2018, but any sense of how they should phase in, and can you kind of bucket them a little bit for us?

Tony Will:

Yeah. Well, there are significant operational synergies in here, just like we saw with Terra. We’re going to have, as Bert mentioned, an ability to plug Wever directly into our distribution network and reduce total product miles that are shipped, reducing logistics costs, getting our products into the hands of our customers in a more efficient way, in a more timely way.

Additionally, we see substantial synergy opportunities by managing and integrating Geleen with the UK business at GrowHow. On top of that, our SG&A load on a per-ton basis will get more scale, and therefore our lower cost per ton, and we believe that there’s going to be substantial capital cost savings, as well.

If you look at the facilities being built in Wever, it’s a Kellogg Ammonia plant, sort of a big brother to the existing Kellogg systems that we have in place, but operating with a lot of the similar-sized equipment. There’s a Stamicarbon urea plant that’s being built that is very similar to the new plants that we’re building at Port Neal, as well as at D-ville, and UDA (ph) acid UAN complex, very similar to the one that’s going in at Donaldsonville. So, we have an opportunity to pool our spare parts as well as our engineering capability, and get more for less. Again, I think that’s good for the marketplace and the farmers.

And then, finally, there are some structural benefits to this deal, as well. We expect to get a big chunk of those right away, and then the rest will phase in sort of over a year or two timeframe before we get everything running on all cylinders. But, we expect to ramp in those savings pretty quickly.

Vincent Andrews:

Okay. And then, just on methanol, could you — I know you mentioned sort of it is the same cost curve dynamics as nitrogen does with the anthracite coal in China. But, could you kind of give a view on sort of the dynamics in the US market? How different are they from nitrogen in terms of being a net importer or exporter, and sort of what’s the outlook for S&D there?

Tony Will:

Yes. So, it’s looking — methanol in North America right now, North America is similar to nitrogen in a deficit situation. We are a net importer. Methanol application demand is growing by about 7.5% per year globally. Now, a lot of that growth is in China, but North America will continue to be in a deficit situation for the next, at minimum, several years, and maybe beyond that. And so, the dynamics at play are ones that we logged in nitrogen, and it’s basically a very natural add-on to what we already do.

Vincent Andrews:	Okay. Thanks, and congratulations again.

Tony Will:	Thanks.

Operator:	Don Carson, Susquehanna.

Don Carson:	Point (ph) to clarify on the synergies, Tony. How much of that $500 million is operational versus how much would be from the — taking the tax rate down to 20%?

Tony Will:

Morning, Don. There is quite a bit on the operational side. Obviously, if you look at what our profitability is and the fact that we’re a 34% taxpayer currently and what it will be at 20%, there’s an awful lot of value there, as well.

Don Carson:

Okay. And then just on the near-term business, Bert, you seemed a little more cautious on the near-term outlook than I’ve heard you in previous presentations, or at least that was the implication from the slide. Can you just talk about how you see second half and first part of 2016 unfolding in US nitrogen markets?

Bert Frost:

Yeah. If I expressed caution, I would say probably just a relist. We’re in a market that is a global market, and we’re competing across the globe as a producer, as well as a distributor of these products. And so, we pay attention to a lot of the macro issues as well as regional issues, macro issues being currencies, commodities, and we’ve seen some fluctuations in the commodity — the soft commodity markets the last few months, a rising corn market, then a falling corn market which drives demand in North America and South America, but also some of the economic turbulences, whether it be Greece or China and how that can affect our markets.

So, I think what we’ve been is we’ve been prudent. We’ve built a very solid order book going through — or into Q4 for UAN. And we’re preparing for fall applications of ammonia and taking orders for that period, also.

So, if I sounded — and I hope I didn’t sound negative, because I think we are very positive. We are looking at almost 90 million acres of corn due — planted for next year. Those applications will start in the fall.

We are seeing some difficulties in Brazil today, and I think that’s a currency issue, and that’s based on last year with some debt, dollar debt coming due, but it’s a real, or their local currency has put the farmers, as well as those who purchased fertilizer earlier in dollars, at a disadvantage. So, we have to see how that develops and how demand develops, going forward.

But, our order book is solid. And I think CF is well-positioned for this year and probably into next year.

Don Carson:	Thank you.

Operator:	Ben Isaacson, Scotia Bank.

Ben Isaacson:

Thank you very much, and congrats again. Can you just talk about how the market share for nitrogen consumption in North America will look, say, in 2017, 2018 once Wever’s on and your expansions are finished? And does that potentially play into some regulatory approval risk? Thank you.

Tony Will:

Morning, Ben. Thanks. Look, we don’t even look at market share. For us, it’s not a relevant measure because we run all of our plants 365, 24/7, as hard as we possibly can, and the US and North America is still in a major nitrogen deficit situation.

Based on everything that’s under construction today, North America is going to continue to be an import marketplace, bringing in about 25% of our total nitrogen requirements, so market share is sort of a meaningless number. We make every ton that we possibly can, anyway. And because it is a global market, and because North America has to bid into the system, 25% of our total needs from offshore, pricing is set in the market based on what the requirement is to bid those tons in and get them up into the Corn Belt. And everything trades on a global basis. So, look, we don’t view there being a significant issue here from an antitrust perspective.

Ben Isaacson:	Thank you very much.

Operator:	Sandy Klugman, Vertical Research Partners.

Sandy Klugman:

Thank you. Good morning. So, quick question, the production assets in North Africa, they’re not part of the deal. I was wondering if you could discuss kind of what drove this decision. Was it just political considerations? And then, if we’re trying to assess the economics of the transaction, what type of EBITDA contribution from those assets should be backed out?

Tony Will:

So, morning, Sandy. Thanks for the question. This transaction is really about doing what we do best and the assets that fit well with our system and our network. And so, that’s really what drove kind of the configuration. This package of assets really helps us drive a bunch of the synergies that we were looking to try to capture. And one of the benefits of this deal, because it is a stock-based consideration, is that shareholders from both companies participate in the synergies, quote, “ratably” on a go-forward basis.

Sandy Klugman:

Okay. Great. Thank you. And then, just a quick follow-up question. DEF, I know this has been a focus that could generate, let’s say, better domestic demand for nitrogen. How does this transaction help you potentially gain an even better footprint in that market, going forward, in North America and maybe in Europe as well?

Tony Will:

So, as you mentioned, DEF is a growing product line where — primarily driven by emissions abatement. It is a product that we have continued to invest behind additional production capacity. And it’s one of the product lines that’s going to be available at the Wever facility. And that just, again, fits into our distribution network very well. It allows us to serve national accounts like Love’s and Travel America and Pilot and others in terms of being able to meet needs across their entire network from another source point. So, that’s another strong element of this transaction.

Sandy Klugman:	Great. Thank you very much.

Operator:	Jeff Zekauskas, JPMorgan.

Jeff Zekauskas:	Thanks very much. What will be the employee count of the new company? And what’s the trailing EBITDA of OCI that you’re buying?

Tony Will:

So, Jeff, you’ve absolutely got me and everyone else around the table stumped with the employee count question. It’s not something we’ve focused on, but we can certainly figure that out and get it back to you.

Again, we’re not really looking at a trailing EBITDA. It’s sort of irrelevant, given the amount of capacity that we have coming online. We’re going to be growing total capacity versus our base today by 65% in the next 24 months. So, the right way to think about this is we have two world-scale plants under construction that are going to be online in the next 12 months. Wever is a world-scale plant that’s going to be online in the next 12 months, and Natgasoline in 2017.

So, as we look at sort of what both sides are contributing to this, we’ve got four world-scale plants that are in construction, and it’s not a trailing basis that this deal is predicated on. It’s what the future holds for us going forward.

Jeff Zekauskas:	What are the costs of the $500 million in synergies?

Tony Will:	Cost to achieve it?

Jeff Zekauskas:	Yeah.

Tony Will:

So, look, there is obviously transaction cost associated with the deal. There’s going to be some IT and integration costs, going forward. A lot of those are kind of year one impact, and then the run rate synergies are going to kick in from that. But, transaction costs would be typical for a deal of this size.

Jeff Zekauskas:	Okay. Thanks so much.

Operator:	P.J. Juvekar, Citi.

P.J. Juvekar:	Yeah, hi, good morning, Tony.

Tony Will:	Morning, P.J.

P.J. Juvekar:

So, can you comment on China? With recent changes in coal prices there, it seems like your new band for marginal cost of production is $260 to $300 per, and that bottom seems a bit lower than before. So, can you talk about how you see the cost curve, and what kind of urea price did you use in valuing OCI?

Bert Frost:

Yeah, good morning, P.J., this is Bert. And when you look at what’s going on in China, and we’ve talked about this in past quarters how different regulation, different governmental edicts, different sector controls that are trying to be put in place on the nitrogen group, coal prices have been changing. We believe they’re at a low and, over time, will probably be moderating up.

We have, through various industry publications, that number of $260 to $300 per metric ton has been put out there as probably the basis for the marginal producer. However, what we’re seeing today is not a lot of activity below $280. And at the recent Indian tender, you saw a lot of resistance from the Chinese industry and not a lot of support. Now, that being said, probably 800,000 tons will be heading to India on this recent tender, with the rest from Iran and maybe a few other locations, like the Baltics or the Black Sea.

But, that being said, I think the Chinese producer is struggling today. And with the projection of the new VAT tax that’s set to come online in September, and then what we’ve talked about in the past on other costs increasing, just operational costs such as freight and production, that you’re going to see that marginal cost increasing slowly. But, that does provide a very nice core for probably the industry around the world and for CF when we’re buying gas at $2.70. And so, for a urea price for the deal, I’ll hand that back to Tony.

Tony Will:

Yeah. P.J., on that front, we take a look at kind of overall supply and demand and what’s coming online in terms of new capacity. But, given there’s a number of producers in China that are hemorrhaging money, and in fact the Nitrogen Association tried back in May, June to put a floor underneath the pricing, that worked for a while, and then it kind of has traded back down again.

Our view is, for the foreseeable future, the industry is going to continue to trade in a supply-driven mode where there’s excess capacity. And it’s really the Chinese marginal production that’s going to dictate the floor. And so, our view is sort of $300, plus or minus, is not out of whack in terms of how to think about the floor price from a traded ton perspective.

P.J. Juvekar:

Thank you. Thank you for that. And with this transaction you add methanol to your portfolio, and yes, they both are based on natural gas. End markets are very different, because with methanol you get into gasoline. You get into olefins via the MTO process.

So, what are your thoughts on that? And do you want to be in methanol, long term? Thank you.

Tony Will:

Thanks, P.J. We’re excited about methanol because it allows us to leverage our core capabilities in terms of our process and plant expertise, operation, safety. Being able to produce, handle, store and ship chemicals. We do that day in and day out. And the operation of a methanol plant is very similar to an ammonia plant. And so again, our process engineering guys will be a great help to us in that regard.

It does provide a different end-use market which tends to be a bit more ratable, and it diversifies a bit our sector exposure. So, there’s some benefits there. And I think that is noticed and picked up by some of the rating agencies as well.

So, look, we’re excited about it and we think it’s a great opportunity. And we’ll evaluate it as we go and make the decisions based on what kind of return of capital and expectations we have out of that business versus redeploying capital into other things or growth in that business. So, it’s really going to depend upon as we get into it how the business performs, and is at the right place for us to have investment of our shareholders’ money.

P.J. Juvekar:	Thank you.

Operator:	Adam Samuelson, Goldman Sachs.

Adam Samuelson:	Yes. Thanks. Good morning, everyone.

Tony Will:	Good morning, Adam.

Adam Samuelson:

So, I guess for me the question, in the press release and on the slides you allude to a mid-teens free cash flow accretion relative to the CF standalone base case, and I want to just be clear on that base case, if that assumed further share repurchases beyond the current authorization in 2016 and 2017 that had previously been part of the discussion, given a significant unallocated capital or cash flow in the next couple of years.

Tony Will:

Yes. Thanks, Adam. So, look, the way we look at this is we’ve got the industry forecast on price strips and so forth, we run them through the model and look at how much cash flow is available to us as a standalone entity, and then we look at what it looks like under the new configuration using that same price strip with the different platform. And of course we assume an ongoing return-of-capital program that’s consistent with our capital allocation priorities, as we’ve done in the past. And so, our view is that’s an important element of continuing to drive shareholder value and we’ve modeled the same assumption into both cases.

Adam Samuelson:	Okay. That’s helpful. And then just quickly the call option to purchase the remaining 55% of the OCI Natgasoline project, any incremental color on the terms of the call?

Tony Will:

Yeah, so, it’s done at the same valuation as the original 45% purchases with equity appreciation for the developer/owner OCI of about 10% per year going forward. So, it gives them a fair return to continue to develop and bring that project online. It allows us to participate in it once it’s online without an additional capital load hitting our free cash flow between now and then. And it also allows us to really get to know the methanol market and evaluate what the return profile looks like to be able to make that decision appropriately in 2017.

Adam Samuelson:	All right, great. Thanks very much.

Operator:	Steve Byrne, Bank of America Merrill Lynch.

Steve Byrne:

Yes, thank you. With respect to the incremental tons that you expect to come out of Donaldsonville, how would you split those between the domestic versus the export market? And has that changed post the GrowHow and OCI deals?

Tony Will:

Thanks, Steve. Look, we have been for the last couple of years exporting somewhere in the neighborhood of 500,000 tons a year to 700,000 tons a year. Our expectation was that would likely grow to about 1.5 million tons a year, sort of even without this combination. I think what it does is it gives us access to some additional distribution points around the globe. It allows us to leverage some of the locations where OCI has some great relationships. We can think differently about product into the UK and/or into Europe leveraging the distribution systems, either through GrowHow and/or Geleen.

So, on the margin I’d say we might be— have opportunities to create incremental value for shareholders by exporting more. But time’s going to tell, and Bert’s going to do the analysis on what the net backs are for us by keeping that product here and sending it up the river versus moving it offshore. Bert, do you have—?

Bert Frost:

—Yeah. I think the main concept is we’re ambivalent whether it stays in the domestic market or it’s exported. It’s a net-back analysis or a platform analysis on what is best for the system. And there are times when we go through a dearth of orders in North America it makes sense for us to move product offshore in a seamless way, which you’ve seen us do into France, the Netherlands, and the UK for UAN, as well as for ammonium nitrate we’ve done it in Central and South America; same with urea, and ammonia, we’ve moved that all over the world. And so, we’re constantly looking at our platform, our products, our production mix to put that into the right profitability position for the company. But I do see us exporting more as we build — as we have more capacity and more opportunities and more distribution opportunities, we think that will only grow.

Steve Byrne:	Thank you.

Operator:	Mark Connelly, CLSA.

Mark Connelly:

After your talks with Yara, ended you talked about how valuable Brazilian distribution would be. So, can you give us a sense of how OCI distribution in Brazil compares with what you might have gotten with Yara? And should we still assume that you’re interested in expanding Brazilian distribution beyond what you’re getting with OCI?

And this is a second question — how much does your capital spend change? I don’t have a great sense of where these OCI projects are in their spend cycles?

Tony Will:

Yeah. Thanks, Mark. So, very quickly, in terms of Brazil, OCI has a terrific joint venture partnership with FITCO in Brazil. It’s a very valuable relationship. They take no currency risk. They take— they get cash delivery before product hits. They don’t have to demurrage costs or anything.

Mark Connelly:	Okay.

Tony Will:

It really is a terrific relationship, and we very much look forward to continuing to work with and trying to expand that relationship over time. We think that working with partners that know how to manage the local market where we’re not taking currency risk or inventory risk is the best way to go. We’d prefer to partner with people as opposed to having to own the value chain end to end, and let those people manage risk in the way that they’re better able to do it than we can.

Bert Frost:

That’s spot on. What you’re seeing with the FITCO or with many other opportunities like that is our desire to do what we do well which is produce and distribute our products to a point, but not being exposed to currency, demurrage, and other risks that are associated with some of these offshore markets.

We know the FITCO people well and the Fertipar people well. But Brazil is a tough market. And I think you’re seeing that in some of the players today, some of the bankruptcies and risks that are coming out now today with the currency problems. So, I think our direction is a little bit different than PCS’s and Mosaic, where they desire the distribution to the end customer. That might work well for their business, but I think where we are, we’re very satisfied just staying what we do best.

Tony Will:

And then, Mark, your question about additional capital requirements. So, this is the way I think about it. By the time we close this transaction, Wever will be up and operating and D-ville will basically be up and operating, and the only CapEx left in terms of the capacity expansion projects for us is going to be the remaining tail on getting Port Neal operational. As I mentioned, OCI, who does a terrific job of developing and constructing world-class assets, is doing the Natgas project, and so they’re doing the CapEx spend on that to get it up and operational. So, there’s no capital load on us relative to getting that project up and running.

And think about it this way, which is on an ongoing CapEx maintenance perspective, we’re increasing our total production capacity when we’re fully up and operational and OCI is fully up and operational by about 25%. And so our sustaining capital is going to go up by about 25%, which means if we were spending on average about call it $400 million, it’s going to be in the range of $500 million-ish in the future. So, that’s probably the right way to think about it.

Mark Connelly:	Super helpful. Thank you.

Operator:	Michael Piken, Cleveland Research.

Michael Piken:

Hey, good morning. Thanks for providing color on your forward natural gas hedges. Could you give us any sense for whether OCI has done any sort of forward hedging on natural gas and how you sort of think about potentially managing some of the risk in Europe, and what are your thoughts on locking in some of your cost basis in that side of the business? Thanks.

Tony Will:

Yeah. Thanks, Michael. So, right now there is not a significant hedge position in place, at least from an economic benefit or exposure perspective on the businesses that we’re buying. We are absolutely looking at how we want to manage gas purchase across our European system now with the combination of both GrowHow and the Geleen asset going forward. We think there are going to be some opportunities there to bring some of the same approach and discipline that we have in the US with our existing asset base to bear.

But the great thing about the assets in Europe is the gas cost is declining, particularly when a lot of it is the oil-linked gas is some of the highest-priced stuff in Europe right now and it continues to drop, with Brent price dropping. So, these assets are getting more and more attractive as opposed to the other way around. It’s really an exciting time to be adding them to our portfolio.

Michael Piken:

Great. And then as a follow-up, with respect to how you plan to run the European business kind of going forward, would you expect that the decisions will be made out of Deerfield or are you going to have kind of a separate European sales force and, I don’t know, team leaders, and will there be kind of an equivalent of Bert in Europe, (inaudible) run out of Deerfield, going forward? Thanks.

Tony Will:

Yeah. Thanks, Michael. So, we’re absolutely going to have someone moving in to the UK to be running the UK operations. Actually that’s part of Bert’s team. And because it is a global market and prices are set globally we’re going to be very coordinated in terms of what happens over there with what we do on this side. So, think about it as being a coordination effort but local decision-making based on the dynamics in play in the local market.

Michael Piken:	Okay. Thank you.

Operator:	Charles Neivert, Cowen and Co.

Charles Neivert:

Morning, guys. One quick question, with all of the capacity now that you’re going to be owning in Iowa, when it’s all said and done, do you think that the Midwest premium that now exists on products like urea and ammonia is going to continue at the current levels, or do you think it shrinks down because you’re no longer going to be transporting as much? And I mean that’s always been an advantage for you guys, your transport costs were far lower and therefore you sort of could take advantage of that premium more than most. Do you think that premium comes down a bit?

Tony Will:

Thanks, Charlie. No, again, as I mentioned before, North America’s going to continue to be about 25% running a deficit, so — and that product is — tends to be used extensively in the growing regions in the Mid-Continent sort of Corn Belt region. So, there will still be over a million tons of UAN that’s got to find its way up the Mississippi and into the application region. There is still all that ammonia and urea that’s coming into the country. And the way that pricing is set, as you well know, it’s the price in the Gulf plus the transport cost to get in to market. And that — it doesn’t change as a result of this transaction; it’s more of the same.

Charles Neivert:

Okay. Also, you didn’t mention this quarter — this is just sort of going back to the quarter, how much of the ammonia that you did this particular quarter was — went to Mosaic through the Caribbean operations?

Tony Will:	I’m going to ask Bert to handle that.

Bert Frost:

Yes. The Mosaic agreement today is principally out of Trinidad, and so we’re bringing that product from PLNL, our joint venture based in Trinidad, on vessels up to the Tampa terminal, and it’s about 50,000 tons, 60,000 tons per quarter. And so not — when you look at the totality of what we did in the quarter coupled with what we did in the six months, we were — had almost a record, actually our second best year or six month period in ammonia. Why? Well, a lot of that was driven with the favorable weather in the Corn Belt and the ability to continue to move ammonia into different parts of the Corn Belt as demand materialized in those positions. So, it was a very, very good ammonia season for us to date.

Tony Will:

The other thing I’d say in that regard, Charlie, is Bert’s being a little modest here but he’s really led a significant amount of capital investment in our distribution facility so that we can bring more product in more quickly, we can refresh and reload the tanks and then we can also do outbound much more quickly. And as a result of a bunch of those investments in our asset and distribution network, we’re able to serve the needs of the customers that much more efficiently, which is why we continue to deliver terrific ammonia volumes year-in and year-out.

Charles Neivert:	Thank you.

Operator:	Andrew Wong, RBC Capital.

Andrew Wong:

Hey, guys. Thanks for taking my questions. So, actually want to focus on the tax part of synergies, I mean with the regulatory focus on companies trying to lower their tax rate by moving headquarters, can you just talk about any potential regulatory challenges that you might expect and how you plan to address those potential issues?

Tony Will:

Yeah. Andrew, thanks for the question. Look, I would view this as a combination with great industrial logic. This is sort of normal course, cross-border M&A. And the issue at the end of the day is OCI is a Dutch company. And in order to be willing to do this combination, we needed to have a European headquarters. They weren’t interested and it didn’t make sense from a value destruction standpoint to keep the headquarters here. So, that was not a deal that was on the table. They weren’t interested in it. And the only way to really do it was to move the headquarters. So, this is not a tax-driven deal. Sure, it’s a nice little bit of juice, but this is a deal with great industrial logic, great strategic benefits. And it’s sort of ordinary course, cross-border M&A.

Andrew Wong:

Okay. That’s very helpful. And then just following on the export questions earlier, could you just maybe compare the net-backs that you get and the margins for exported product versus some of the US product that you sell?

Bert Frost:

Well, it depends product by product. And we have exported in the past year all four of our major nitrogen products, being ammonium nitrate, UAN, urea and ammonia. And you have to remember for each of those products there are different demand periods. So, for example, ammonia is a narrow window in November, and then in April and May. For UAN, it’s mostly an April/May consumption period, urea is more consistent throughout the year. And so as we look at different markets or different points in the United States, that can be a freight view from our different production locations that are on different railroads. And so when you’re looking at an export opportunity, that is at Donaldsonville, that’s the only facility in North America that can export. And so it’s compared against that next best option for freight and delivery cost, net cost, to the retail or wholesale customer.

And so compared against that and the timing and the shipments and the needs of the system, exports on paper can be a lower net-back but an optionality can be a better decision for the company. So, that’s how we look at it. We look at it holistically at the time and trying to plan our production runs and product runs to best benefit the system and our customers throughout the year.

Andrew Wong:	Okay. Thank you very much.

Operator:	(Operator instructions.) Matthew Korn, Barclays.

Matthew Korn:	Hey, good morning. Congratulations again, everybody.

Tony Will:	Thanks, Matthew.

Matthew Korn:

So, looking at this transaction versus others that you looked at in the past that ended up not going through, it looks like the Wever plant, the facility, is a major difference, and its presence here in the competitive landscape of nitrogen in North America.

When you’re looking out over other projects that have been proposed, that are in near term or could be constructed, any other opportunities, anything else that looks interesting to you if you think that consolidation in the North American market is something that’s attractive?

Tony Will:

Well, we’re at the moment worried about just kind of getting this one both integrated and firing on all cylinders, so we’ve had a lot of people kind of burning the midnight oil in order to get this one to this stage, and we’ve got to get it closed and get it operating before we think about anything else.

Matthew Korn:	All right. Fair enough. We’re all paid to look ahead.

Tony Will:	We’re excited about 55% new capacity coming online in the next 24 months. That’s some pretty sizable growth right there.

Matthew Korn:

No, it’s true. I told my wife all about it this morning. Let me ask this, then, on methanol, because I like I’m sure many others here are going to be less familiar with this market. In North America methanol as a fuel additive and a potential blend into the fuel stream, is that a real opportunity for growth here? Is that something that’s, given the change maybe in the political climate around the ethanol mandate, is that something that seems realistic?

Tony Will:

Well, there is a possibility actually to move or to do a methanol-to-gasoline process. And that is one of the options that, in fact, OCI is looking at for the Natgasoline project itself. And that has some really interesting implications, in particular there’s some demand in California for this— it’s really an ultrapure form of gasoline. So, we’re going to evaluate that hand-in-hand with OCI as we look forward and figure it out.

In the U.S., though, principally. most of methanol production is currently used in formaldehyde and acetic acid processes, it’s not used that much for energy currently in the U.S., but there is that optionality, although I got to say we’re big fans of the ethanol market, we’re supporting the corn growers in ethanol.

Matthew Korn:	All right, very fair. Thanks a lot, folks.

Operator:	Thank you. And, ladies and gentlemen, that’s all the time we have for questions today. I would like to turn the call back over to Dan Swenson for closing remarks.

Daniel Swenson:

Thank you. In response to Jeff Zekauskas’ question about our employee count, with the close of the GrowHow acquisition we have about 2,900 employees today; and with OCI being incorporated into the combined entity, we anticipate that we’ll have about 3,500 to 4,000 employees at transaction close. Thank you for your participation in today’s call. Feel welcome to contact me with any follow-on questions.

Tony Will:	Thank you.

Operator:	Thank you. Ladies and gentlemen, thank you for your participation in today’s conference. This concludes the program. You may all disconnect. Everyone have a great day.

Forward-Looking Statements

All statements in this communication by CF Industries Holdings, Inc. (together with its subsidiaries, the “Company”), other than those relating to historical facts, are forward-looking statements. Forward-looking statements can generally be identified by their use of terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict” or “project” and similar terms and phrases, including references to assumptions. Forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from such statements. These forward-looking statements include, but are not limited to, statements regarding the proposed acquisition by the Company from OCI N.V. (“OCI”) of OCI’s European, North American and global distribution businesses and certain other assets (the “Business”), including, without limitation, statements about the benefits of the acquisition transaction (the “Transaction”); the expected timing of completion of the Transaction; future financial and operating results of the new holding company (“New CF”), the Company and the Business; New CF’s and the Company’s plans, objectives, expectations and intentions; and other statements relating to the Transaction that are not historical facts. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, among others: risks and uncertainties relating to the ability to obtain the requisite approvals of stockholders of CF Industries Holdings, Inc. and OCI with respect to the Transaction; the risk that New CF, the Company and OCI are unable to obtain governmental and regulatory approvals required for the Transaction, or that required governmental and regulatory approvals delay the Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Transaction or cause the parties to abandon the Transaction; the risk that a condition to closing of the Transaction may not be satisfied; the length of time necessary to consummate the Transaction; the risk that the businesses of the Company and the Business will not be integrated successfully; the risk that the cost savings and any other synergies from the Transaction may not be fully realized or may take longer to realize than expected; the risk that access to financing, including for refinancing of indebtedness of the Business or the Company, may not be available on a timely basis and on reasonable terms; the risk that the Business is unable to complete its current production capacity development and improvement projects on schedule as planned and on budget or at all; the risk that the Transaction or the prospect of the Transaction disrupts or makes it more difficult to maintain existing relationships or impedes establishment of new relationships with customers, employees or suppliers; diversion of management time on transaction-related issues; the risk that New CF, the Company and the Business are unable to retain and hire key personnel; the effect of future regulatory or legislative actions on New CF, the Company and the Business; the risk that the Transaction is not accorded the tax and accounting treatment anticipated by the Company; unanticipated costs or liabilities associated with the Transaction-related financing; and the risk that the credit ratings of New CF and the Company, including such ratings taking into account the Transaction and related financing, may differ from the Company’s expectations. Additional important factors, which currently relate to the Company and would relate to the combination of the Company and the Business, that could cause actual results to differ materially from those in the forward-looking statements include, among others, the volatility of natural gas prices in North America and Europe; the cyclical nature of the Company’s business and the agricultural sector; the global commodity nature of the Company’s fertilizer products, the impact of global supply and demand on the Company’s selling prices, and the intense global competition from other fertilizer producers; conditions in the U.S. and European agricultural industry; difficulties in securing the supply and delivery of raw materials, increases in their costs or delays or interruptions in their delivery; reliance on third party providers of transportation services and equipment; the significant risks and hazards involved in producing and handling the Company’s products against which the Company not be fully insured; risks associated with cyber security; weather conditions; the Company’s ability to complete its production capacity expansion projects on schedule as planned and on budget or at all; risks associated with other expansions of the Company’s business, including unanticipated adverse consequences and the significant resources that could be required; an inability to achieve,  or a delay in achieving, the expected benefits of the GrowHow transaction as contemplated; difficulties associated with the integration of GrowHow; unanticipated costs or liabilities associated with the GrowHow transaction; and the risk that disruptions from the GrowHow transaction as contemplated will harm relationships with customers, employees and suppliers. potential liabilities and expenditures related to environmental and health and safety laws and regulations; the Company’s potential inability to obtain or maintain required permits and governmental approvals or to meet financial assurance requirements from governmental authorities; future regulatory restrictions and requirements related to greenhouse gas emissions; the seasonality of the fertilizer business; the impact of changing market conditions on the Company’s forward sales programs; risks involving derivatives and the effectiveness of the Company’s risk measurement and hedging activities; the Company’s reliance on a limited number of key facilities; risks associated with joint ventures; acts of terrorism and regulations to combat terrorism; risks associated with international operations; losses on the Company’s investments in securities; deterioration of global market and economic conditions; and the Company’s ability to manage its indebtedness. More detailed information about factors that may affect the Company’s performance and could cause actual results to differ materially from the Company’s expectations may be found in CF Industries Holdings, Inc.’s filings with the Securities and Exchange Commission, including CF Industries Holdings, Inc.’s most recent periodic reports filed on Form 10-K and Form 10-Q, which are available in the Investor Relations section of the Company’s web site. Forward-looking statements are given only as of the date of this communication and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.